Exhibit 99.9

2, place Jean Millier

Arche Nord Coupole/Regnault

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Annual Shareholders’ Meeting (ordinary and extraordinary)

on Friday, May 17, 2013

Paris, April 24, 2013—The Annual Shareholders’ Meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2, place de la Porte Maillot, 75017 Paris, France) on Friday, May 17, 2013, at 10:00 a.m.

Notices of the meeting and proposed resolutions have been published in accordance with applicable laws and are available on the Company’s website www.total.com, (under the heading Individual Shareholders/ Shareholders’ Meetings).

Additional documents and information regarding this meeting will be made available to shareholders in accordance with applicable laws.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com